July 17, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549-0306

Attention: Kristin Lochhead,

Reviewing Accountant

Re:	Aura Systems, Inc.

Form 10-K for the year ended February 29, 2008

Filed June 13, 2008

S.E.C. File No. 000-17249

Dear Ms. Lochhead,

This letter sets forth the responses of Aura Systems, Inc. (the “Company”, “we” or “our”) to the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 12, 2009. Our responses set forth below correspond to the comments as numbered in the staff’s letter.

Response to Comment # 1, Item 9A(T) Controls and Procedures, page 27

We filed Amendment No. 1 to Form 10-K for the year ended February 29, 2008, on Form 10-K/A on May 21, 2009. Amendment No. 1 eliminated the language “as amended” in Item 9A(T) in order to avoid any possible confusion. We believe that the language and discussion in the amended Item 9A(T) complies in all respects with the Securities Exchange Act of 1934 (the “Exchange Act”), including Exchange Act Rule 13a-15(e), and is otherwise responsive to the Commission’s comments.

Response to Comment # 2, Chapter 11 reorganization, page F-7

The two points from paragraph 36 of SOP 90-7 were analyzed as follows:

If the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all post-petition liabilities and allowed claims :

The reorganization value of the assets immediately before the date of confirmation was as follows:

Cash	$ 999,860
Accounts Receivable – Net	274,703
Inventory	4,023,046
Other assets	82,119
Property Plant & Equipment – Net	27,932
Long Term Deposits	481,807

Total pre-confirmation assets $ 5,889,467

The total of all post-petition liabilities and approved claims was as follows:

Accounts Payable	$ 590,576
Accrued Expenses	528,192
Notes Payable	2,525,000
Deferred Income	164,625

Total post-petition liabilities	$3,808,393

Since the value of the assets immediately before the date of confirmation exceeded the value of the post-petition liabilities, the Company is not allowed to adopt fresh start accounting.

If holders of existing voting shares immediately before confirmation receive less than 50% of the voting shares of the emerging entity:

Immediately prior to confirmation, Series A and Series B preferred shareholders held 59% of the voting shares of the company, while shareholders of the Company’s common stock held 41% of the voting shares. The Series A and Series B preferred shareholders provided the Debtor –in-Possession financing for the bankruptcy, purchased the unsecured debt which was converted into common stock of the emerging entity, provided the new secured debt financing, and provided the new working capital money. These shareholders then held 54.6% of the voting shares of the emerging entity immediately after the plan was confirmed.

Based on this analysis, the Company concluded that the existing shareholders did not lose control and therefore, it was not allowed to adopt fresh start accounting upon the emergence from bankruptcy.

Response to Comment # 3, Chapter 11 reorganization, page F-7

Liabilities were stated at their present values and were predominantly settled in common stock of the Company. Forgiveness of debt was reported as other income under bankruptcy settlement. The secured notes payable that survived the bankruptcy had a five year term and carried an interest rate of 7%. All other pre-petition liabilities were settled with common stock of the Company as of the emergence from bankruptcy.

Entities emerging from Chapter 11 that do not meet the criteria in paragraph .36 do not qualify for a fresh start. Liabilities compromised by confirmed plans should be stated at present values of amounts to be paid, determined at appropriate current interest rates. Forgiveness of debt, if any, should be reported as an extinguishment of debt and classified in accordance with APB Opinion 30, as amended.

Response to Comment #4, Inventories, page F-12

During Fiscal year 2008, we sold 868 of the ECU’s in inventory, and sold an additional 444 ECU’s during the nine months ended November 30, 2008. We anticipate selling the remaining ECU’s over the next three fiscal years.

Response to Comment # 5 Inventories, page F-12

Revenues from the sale of the 868 5kw ECU’s sold in Fiscal 2008 totaled approximately $486,000, while revenues for the nine months ended November 30, 2008, for 5kw ECU’s totaled approximately $249,000. As of February 28, 2009, remaining units in inventory of 3,821 have a carrying value of approximately $2.1 million. We anticipate being able to turn this inventory over in the next three fiscal years.

Response to Comment #6, Inventories, page F-12

Long term inventory increased primarily due to the acquisition of inventory from Emerald Commercial Leasing in June of 2008. This increase does not impact our analysis of whether the non-current inventory is realizable. As noted above, we anticipate utilizing all of this inventory in the next three fiscal years.

Response to Comment #7, Warrants, page F-17

The warrant expense was aggregated with the employee stock option expense on the stockholders’ equity statement. The measurement date is determined under EITF 96-18 at the earlier of the date of performance commitment or the date when the counterparty’s performance is complete. The warrant value is computed on the date of measurement and expensed proportionately over the vesting period. Future filings will include the information specified.

Response to Comment #8, Subsequent Events, page F-21

The re-pricing was done for warrants originally granted with equity issuances in February, 2006. These warrants were adjusted against additional paid in capital as opposed to being expensed, since they were granted for an equity issuance and not for services or for notes payable. On re-pricing they were also adjusted against additional paid in capital and had no net effect on equity.

Response to Comment #9, Notes Payable and other Liabilities, page 13

The beneficial conversion feature was an induced conversion charge for a note settlement. As of September 1, 2008, the Company induced the note holder to convert the note into common shares of the Company by entering into a conversion agreement. This agreement entailed conversion of the balance of the notes and accrued interest in the amount of $1,603,912 into 1,603,912 shares of common stock. The Company recorded an induced conversion charge of $368,900 for the difference between the fair market value of the common stock on the date of agreement and the conversion rate, which was expensed as interest expense when the conversion right was exercised by the note holder.

Response to Comment #10, Notes Payable and Other Liabilities, page 13

Future filings will be revised to include these items.

***

In accordance with your request, we acknowledge the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter please contact me directly. My phone number is 310-643-5300 ext. 171.

Aura Systems, Inc.

/s/ Melvin Gagerman________________

Melvin Gagerman

CEO

[cc to all staff, via facsimile]